Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference of our report dated February 24, 2016 (May 5, 2016 as to Note 1, Description of Business, Basis of Presentation, and Changes in Significant Accounting Policies, Note 2, Discontinued and Held-for-sale Operations, Note 7, Loans Held-for-Sale, Net, Note 8, Finance Receivables and Loans, Net, and Note 27, Segment and Geographic Information), relating to the consolidated financial statements of Ally Financial Inc., and our report dated February 24, 2016, relating to the effectiveness of Ally Financial Inc.’s internal control over financial reporting, appearing in the Current Report on Form 8-K of Ally Financial Inc. filed May 5, 2016, in the following registration statements on:

Form S-3:
No. 333-206284
No. 333-193070
No. 333-201057
No. 333-201205

Form S-8:
No. 333-195172

/S/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Detroit, Michigan
May 5, 2016